Exhibit 99.1

PRESS RELEASE

Statement from Sanofi Board of Directors

Paris, France — Oct 29, 2014 - The Board of Directors held a meeting Wednesday, October 29 at 8am and decided unanimously to remove Christopher A. Viehbacher as Chief Executive Officer of Sanofi. As a consequence Christopher A. Viehbacher resigned as a director of Sanofi.

The Board of Directors thanks Christopher A. Viehbacher for all the work done during the last six years, which has enabled the Group to move through a sensitive and important transition phase.

Going forward, the Group needs to pursue its development with a management aligning the teams, harnessing talents and focusing on execution with a close and confident cooperation with the Board.

The Board confirms its commitment to continuing the strategy and the international expansion of the Group based on research and innovation and its growth platforms.

Pending the decision on the appointment of a new Chief Executive Officer, the Board asked Serge Weinberg to fulfill jointly, as of today and on a temporary basis, the functions of Chairman and Chief Executive Officer. As soon as a new Chief Executive Officer will be appointed, the Group’s governance will return to a Chairman and a separate Chief Executive Officer.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Greg Miley Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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Grégoire Lucas

Tel.: +33 6 71 60 02 02